UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated June 1, 2018

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

This Report on Form 6-K contains a Stock Exchange Announcement dated 1 June 2018 entitled ‘PUBLICATION OF THE 2018 ANNUAL REPORT AND 2018 ANNUAL GENERAL MEETING NOTICE’

RNS: 0499Q

Vodafone Group Plc (“Vodafone” or the “Company”)

Publication of the 2018 Annual Report and 2018 Annual General Meeting Notice

Vodafone will today publish on the Company’s website its Annual Report for the year ended 31 March 2018 (the ‘Annual Report’), together with its 2018 Annual General Meeting Notice (the ‘AGM Notice’). The Annual Report is available at vodafone.com/ar2018 and the AGM Notice is available at vodafone.com/agm.

In compliance with Listing Rule 9.6.1 of the UK Financial Conduct Authority (‘FCA’), the 2018 Annual Report, AGM Notice and proxy forms for the 2018 Annual General Meeting will in due course be available for inspection at www.morningstar.co.uk/uk/NSM

In accordance with FCA’s Disclosure Guidance and Transparency Rule 6.3.5, the Appendix to this announcement contains a description of the principal risks and uncertainties affecting the Group, related party transactions and a responsibility statement.

A condensed set of Vodafone’s financial statements and information on important events that have occurred during the financial year ended 31 March 2018 and their impact on the financial statements were included in Vodafone’s final results announcement released on 15 May 2018. That information, together with the information set out below, which is extracted from the 2018 Annual Report, constitute the material required by Disclosure Guidance and Transparency Rule 6.3.5 which is required to be communicated to the media in full unedited text through a Regulatory Information Service. This announcement is not a substitute for reading the full 2018 Annual Report. Page and note references in the text below refer to page numbers in the 2018 Annual Report and notes to the financial statements.

APPENDIX

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

A description of the principal risks and uncertainties that the Company faces is extracted from pages 38 to 45 of the 2018 Annual Report.

Identifying and managing our risks

Our global framework allows us to identify, measure, manage and monitor strategic and operational risks across our footprint. It provides management with a clear line of sight over risk to enable informed decision making.

Process for identifying our principal risks

Defining our principal risks begins with all local markets and entities reporting their biggest risks to create a Group-wide view. The output is used in interviews with around 40 of our senior leaders to gather their insights. The results of both exercises are then aggregated, and considered through the lens of the Company’s strategic objectives for the year ahead, to produce our principal risks which are then approved by the Executive Committee, and reviewed by the Audit & Risk Committee and the Board.

Strengthening our framework

We constantly strive to improve risk management and have made the following enhancements over the last 12 months:

•                  Linking risk to decision making - we have launched a new process to improve visibility of risk in decision making in relation to our strategic and operational risks.

•                  Linking risk to budget - we have worked with colleagues in Finance to ensure that any actions required to achieve target risk tolerance levels are flagged and tracked as part of the Group’s main budget and forecasting process.

•                  Extending the risk management framework - we have created specialist frameworks within our Security function and our Enterprise business to improve the link between strategic and operational risk management.

Our principal risks

Key changes in the year

The principal risks have been updated to reflect developments in our strategic priorities as well as progress made in managing them.

Key changes:

•   Disintermediation - (risk 5) has been separated from market disruption (risk 3) as the potential causes for these risks are managed differently.

New risks:

•   Effective digital and technological transformation — this risk has increased due to the importance of delivering the ‘Digital Vodafone’ agenda to protect the core business, drive efficiencies and explore new growth areas. It continues to address the associated risk of failing to deliver a differentiated customer experience and has been expanded to include the risk of an IT transformation failure (a separate principal risk in FY17/18).

•   Effective data management — this newly formulated risk reinforces the importance of General Data Protection Regulation (GDPR) as a business transformation programme and also recognises the strategic value of effectively managing our data assets in a digital economy.

•   Allocation of the Group’s capital — this risk that covers the failure to deliver long-term value to shareholders if we were unable to manage our capital effectively and successfully integrate acquisitions and disposals.

Risks removed:

•   The Convergence and Enterprise profitability risks have dropped below the materiality level for principal risks due to positive trends in 2018.

What we do with our principal risks

Accountability - Assign ownership for risks and mitigations

Tolerance - Set tolerance for risk taking and benchmark against our current position

Risk reduction - Identify and track actions when out of tolerance

Informed decisions - Inform budget and strategic decisions

Oversight - Focal point for Executive Committee and Board deep dives

Assurance - Audit and Compliance teams use the risks to inform assurance planning and test how effectively risks are being managed

Risk management in action: Brexit implications

The Board continues to keep the possible implications of Brexit for Vodafone’s operations under review.

A cross-functional team, led by two Executive Committee members, has identified ways in which Brexit might affect the Group’s operations.  Despite the Article 50 Notice having been served, there remains insufficient information about the likely terms of the post-Brexit arrangements between the UK and the EU, as well as about any possible transitional arrangements, to draw any conclusions about the probable impact. There is however more clarity on the timetable, as any future arrangement regarding the future relationship between the EU and the UK would have to enter into force either at the formal date of exit (30 March 2019) or at the expiration of a potential transition period (31 December 2020) to avoid a so-called “cliff edge” scenario.

Although we are a UK headquartered company, a very large majority of our customers are in other countries, accounting for most of our revenue and cash flow.  Each of our national operating companies is a stand-alone business, incorporated and licensed in the jurisdiction in which it operates, and able to adapt to a wide range of local developments.  As such, our ability to provide services to our customers in the countries in which we operate, inside or outside the EU, is unlikely to be affected by Brexit.  We are not a major international trading company, and do not use passporting for any of our major services or processes.

Depending on the arrangements agreed between the UK and the EU, two issues that could directly affect our operations, in both cases potentially causing us to incur additional cost, are:

• creation of a data frontier between the UK and the EU:  the inability to move data freely between the UK and EU countries might cause us to have to move some technical facilities, and affect future network design; and

• inability to access the talent we need to run a multinational Group operation from the UK:  increased controls over or restrictions to our ability to employ leading talent from non UK markets could cause us to have to adjust our operating model to ensure that we attract and retain the best people for the roles we have.

A further, indirect, issue that could affect our future performance would arise if the Brexit process caused significant revisions to macro-economic performance in our major European markets including the UK, thus affecting the economic climate in which we operate, and in turn impacting the performance of the operating companies in those markets.

Key to principal risks

1.             Cyber threat and information security — external or internal attack resulting in service unavailability or data breach.

2.             Adverse political and regulatory measures - excessive pricing of 5G licences, tax authority challenges, incumbent re-monopolisation

3.             Market disruption — new telco entrants with lean & agile models and unlimited offers creating increase competitive pressure

4.             Effective digital and technological transformation - failure to create an agile, digital telco able to deliver a differentiated customer experience

5.             Disintermediation— tech players gaining customer relevance through emerging technology

6.             Global economic disruption / adequate liquidity — economic disruption and uncertainty reducing consumer spending and ability to refinance

7.             Technology resilience — failure of critical IT, fixed or mobile assets causing service disruption

8.             Effective data management - data management failures leading to missed commercial opportunities or a GDPR breach

9.             Legal and regulatory compliance — non compliance with laws and regulations including customer registration, anti-bribery, competition law, anti-money laundering, sanctions and intellectual property rights requirements

10.      Allocation of the Group’s capital- failure to maximise returns to shareholders due to inefficient use of capital

11.      EMF health related risks — EMF found to pose health risks causing reduction in mobile usage or litigation

Interconnected risk

Our principal risks are presented individually, but in managing these risks, we also consider how they relate to each other and the potential cumulative effects. Identifying the interconnectivity between risks allows us to prioritise areas that require increased oversight and remedial action.

Cyber threat and information security

Risk owners: Johan Wibergh / Joakim Reiter

Risk movement: Stable

Risk category: Technology

Link(s) to the strategic programmes:  Network leadership / Customer eXperience eXcellence / Digital Vodafone

What is the risk?

An external attack, insider threat or supplier breach could cause service interruption or confidential data breaches.

What is the impact?

Failing to protect our customer information and service availability could have major customer, financial, reputational and regulatory impact in all markets in which we operate.

What is our target tolerance position?

We aim for a secure digital future for our customers. Security underpins our commitment to protecting our customers with reliable connections and keeping their data safe. We seek to avoid material breach, loss of data or reputational impact from a cyber event.

How do we manage it?

We protect Vodafone and our customers from cyber threats through strong basic security, a leading Cyber Defence team and customer-focused security supported by simple risk led processes centrally and in local markets.

Key risk indicators

We monitor multiple trends including:

Confirmed security incidents

Security control effectiveness

Independent measurements of security on our networks

Changes since last report

We continue to make progress with our security strategies and have seen improvements in our control effectiveness. We have launched a new Security Risk, Control and Assurance Framework to provide guidance and oversight across all Security risks.

Adverse political and regulatory measures

Risk owners: Nick Read / Joakim Reiter

Risk movement: Stable

Risk category: Legal and Regulatory

Link(s) to the strategic programmes:  Network leadership / Fit for Growth

What is the risk?

The scale and complexity of political and regulatory risk is increasing especially as digital becomes the backbone of economic growth, potentially resulting in political intervention and competitive disadvantage.

5G spectrum auctions are also underway in many jurisdictions which could lead to unfair spectrum allocation or pricing.

What is the impact?

If the cost of operations were to significantly increase, directly or indirectly, this would impact our profitability and returns to shareholders.

What is our target tolerance position?

We seek actively to engage with governments, regulators and tax authorities to encourage good working relationships and to help shape potential impacts of legislative change on the Group.

We look for spectrum auctions to be fair for all participants both in terms of ability to access auctions and pricing of spectrum.

How do we manage it?

We engage with top level policy makers and influencers, addressing issues openly, with clear arguments to find mutually acceptable ways forward.

We plan our approach to spectrum auctions to ensure we achieve fair access at sustainable prices.

Key risk indicators

We monitor

•                 Public sentiment, changes to laws and regulations, number and value of disputes across the Group

•                 Benchmarking of spectrum cost between countries

Changes since last report

We continue to engage with Governments, regulatory and public bodies and have seen some success in our strategy, particularly in Europe. We are seeing increasing regulatory intervention in areas like privacy, security and net neutrality.

We have had recent success in spectrum auctions which will allow us to continue to maintain network leadership positions.

Market disruption

Risk owner: Serpil Timuray

Risk movement: Stable

Risk category: Commercial

Link(s) to the strategic programmes:  Network leadership / Customer eXperience eXcellence / Digital Vodafone

What is the risk?

New entrants to markets or competitors with lean modeals could create pricing pressure. As more competitors move to lean agile models with unlimited bundles, this may also impact profitability in the short to medium term through price erosion.

What is the impact?

Our market position and revenues could be damaged by failing to provide the services that our customers want at a fair price.

What is our target tolerance position?

We will evolve our offer and adopt an agile operating model to mitigate competitive risks. We will do this through targeted offers, smart pricing models and differentiated customer experience.

How do we manage it?

We monitor the competitor landscape in all markets, and react appropriately; working to make sure each market has a fair and competitive environment.

We will continue to improve our Consumer and Enterprise proposition using our digital strategies and our ability to create personalised offerings.

Key risk indicators:

Trends in competitor behaviour

Level of customers actively using our new products and services

Changes since last report

Our joint venture in India is close to receiving regulatory approval. The merged entity should be better able to compete in its marketplace. We face increasing competition in some European markets and are managing this through developing new commercial strategies, differentiated offerings and customer experience.

Effective digital and technological transformation

Risk owner: Serpil Timuray

Risk movement: Increased

Risk category: Commercial

Link(s) to the strategic programmes:  Network leadership / Customer eXperience eXcellence / Fit for Growth / Digital Vodafone

What is the risk?

We plan to accelerate the evolution of Vodafone towards a digital future to improve customer experience, increase speed to market and operating in an efficient and agile manner. Failure to do this could lead to missed commercial opportunities, increased cost of working and customer service failures.

What is the impact?

Failure to deliver on our digital and customer experience objectives could result in lack of differentiation leading to increased customer churn and eventual loss of market share.

What is our target tolerance position?

We aim to be a leading digital company with modern systems, skills and talent to ensure a world-class digital offering.

How do we manage it?

We are running a company-wide transformation programme, Digital Vodafone, with direct sponsorship of our executive team. The program has specific modules across each functional area, coordinated centrally and executed locally, to drive our key priorities. We are also implementing a new operating model (Digital Vodafone) in our operating companies to ensure a fast pace of change on digital.

Key risk indicators

Measurement of NPS

Tracking of digital KPIs and objectives across all markets

Changes since last report

This is a new risk which encompasses the previous CXX and IT Transformation risks.

Disintermediaton

Risk owner: Serpil Timuray

Risk movement: Stable

Risk category: Commercial

Link(s) to the strategic programmes:  Network leadership / Customer eXperience eXcellence / Digital Vodafone

What is the risk?

We face increased competition from a variety of new technology platforms which could impact our customer relationships and experience. We must be able to keep pace with new technology to compete in changing markets while maintaining high levels of customer service.

What is the impact?

If we do not provide the digital technologies and service our customers want, we may lose customer relevance, market share and revenue.

What is our target tolerance position?

We offer a superior customer experience and continually improve our offering through a wide set of innovative products and services, including fixed and mobile content, IoT and voice over LTE. We also develop innovative new products and explore new growth areas such as 5G, IoT, convergence, digital services, data analytics, AI and security so that we continue to meet our customer’s needs.

How do we manage it?

We continually create innovative propositions and services while evolving our customer experience to strengthen the relationship with our customers.

Key risk indicators

Trends in new technologies

Level of customers actively using our new products and services

Changes since last report

This risk was previously managed as part of the wider Market Disruption risk but has now been split out to ensure appropriate consideration is given to our product and service offering.  Over the last 12 months, we have seen the strengthening of OTTs message and voice platforms, the boom of digital assistants powered by AI and the continuing growth of Enterprise OTTs.

Global economic disruption / adequate liquidity

Risk owner: Nick Read

Risk movement: Stable

Risk category: Financial

Link(s) to the strategic programmes:  Fit for Growth

What is the risk?

As a multinational business, we operate in many countries and currencies, so changes to global economic conditions can impact us. Any major economic disruption could result in reduced spending power for our customers and impact our ability to access capital markets. A relative strengthening or weakening of the major currencies in which we transact could impact our profitability.

What is the impact?

Economic instability and subsequent reductions in corporate and consumer spending or an impact on capital markets could restrict our refinancing options. A relative strengthening or weakening of the major currencies in which we transact could impact our profitability.

What is our target tolerance position?

We take a conservative approach to financial risks which reflects our diverse business.

We carefully manage our liquidity and access to capital markets to limit our exposure to unstable economic conditions.

How do we manage it?

We maintain access to long and short term capital markets through diversified sources of funding.

We forecast with contingencies in our business plans to cater for negative operational impacts that could occur from a variety of drivers including the impact from lower economic growth than is generally expected.

Key risk indicators

Current credit rating

Average life and cost of debt

Currency and interest rate exposures

Monitoring of economic and financial market drivers

Changes since last report

There are no significant changes to this risk. We continue to take action to increase the average life of our bond debt and interest rate fixing.

Technology resilience

Risk owner: Johan Wibergh

Risk movement: Stable

Risk category: Technology

Link(s) to the strategic programmes:  Network leadership / Customer eXperience eXcellence / Digital Vodafone

What is the risk?

A technology site loss could result in a major impact on our customers, revenues and reputation. This could involve all major technology sites including: mobile, fixed, and data centres.

What is the impact?

Major incidents caused by suppliers, natural disasters or an extreme technology failure, although rare, could result in the complete loss of a key technology site causing severe impact on our customers, revenues and reputation.

What is our target tolerance position?

Our customer promise is based on reliable availability of our network, therefore the recovery of critical mobile, fixed and IT services must be fast and robust.

How do we manage it?

Unique recovery targets are set for critical sites to limit the impact of service outages. A global policy supports these targets with minimum controls to ensure effective resilience.

We monitor the lifespan of critical assets and maintain back up where necessary

Key risk indicators

Number of critical sites able to meet the recovery targets

Levels of incidents / near misses

Results of simulated recovery testing

Building a resilient future by evolving our services to cloud based solutions

Changes since last report

Our technology resilience levels continue to mature across all sites. Resilience levels were tested following network outages in some markets and we have worked to make improvements based on the lessons learned from these incidents.

Effective data management

Risk owner: Serpil Timuray

Risk movement: Increased

Risk category: Commercial

Link(s) to the strategic programmes:  Network leadership / Customer eXperience eXcellence / Digital Vodafone

What is the risk?

We process vast amounts of data and are subject to numerous compliance, security, privacy, data quality and regulatory requirements. Processing and using this data is critical to fulfilling our customers’ service expectations in a digital world, but must be done according to an informed consent framework with clear and traceable permissions.

What is the impact?

Failure to achieve data governance could lead to data mismanagement thereby preventing us achieving our data strategic goals, and processing of data ethically in line with our values. If we do not use data (with appropriate permissions) to inform our services and offers, we will not be able to meet customer expectations, which will have a negative effect on both NPS and customer lifetime value.

What is our target tolerance level?

We aim to use data to improve the efficiency of our operations and to continually develop data centric business models.

We seek to process personal data honestly, ethically, with integrity, and always consistent with applicable laws and our values.

We provide our customers with transparency, choice and understanding of their rights through our permissions framework.

How do we manage it?

We are enhancing our data governance framework to ensure quality data supports our strategy.

Our Privacy and Security teams work to ensure that we collect, process and store data in line with our own policies and applicable law.

Key risk indicators

Compliance with GDPR requirements

Adherence to customer permissions framework

Security testing and audits

Changes since last report

Included in the principal risks for the first time

Legal and regulatory compliance

Risk owners: Rosemary Martin

Risk movement: Decreasing

Risk category: Legal and Regulatory

Link(s) to the strategic programmes:  Customer eXperience eXcellence / Digital Vodafone

What is the risk?

Vodafone must comply with a multitude of local and international laws as well as more specific regulations. These include licence requirements, customer registrations, anti-money laundering, competition law, anti-bribery law, intellectual property rights and economic sanctions.

What is the impact?

Non-compliance with legislation or regulatory requirements could lead to reputational damage, financial penalties and/or suspension of our license to operate.

What is our target tolerance level?

We seek to comply with all applicable laws and regulations in all of our markets.

How do we manage it?

We have subject matter experts in legal and regulatory teams at a local and global level, and a robust overarching policy compliance framework with underlying specialist compliance programmes.

We train our employees in ‘Doing what’s right’, our training and awareness programme which sets our ethical culture across the organisation and ensures employees understand their role in ensuring compliance.

Key risk indicators

Results of the annual compliance testing programme

Number of Speak Up cases in each market

Changes to applicable legal and regulatory requirements

Changes since last report

Data privacy has now moved into our Data Management risk. Due to an increase in patent infringement threats and claims, intellectual property rights are now considered as part of this risk.

Allocation of the Group’s capital

Risk owner: Nick Read

Risk movement: Increased

Risk category: Commercial

Link(s) to the strategic programmes: Network Leadership / Fit for Growth

What is the risk?

We may not effectively allocate the Group’s capital to maximise returns by failing to identify opportunities, agree appropriate terms, legally complete and successfully execute strategically important acquisitions, partnerships, including joint ventures, and disposals.

What is the impact?

If we fail to make the correct investment decisions or to execute our strategy in line with expectations, our cash flow, revenue and profitability could be negatively impacted.

What is our target tolerance level?

We see opportunities to improve the effective deployment of our capital.

How do we manage it?

Our strategic planning process identifies both risks and opportunities for effective deployment of capital. Any opportunities for change are carefully scoped before agreements are made to ensure we take the correct level of risk.

We carefully manage the external approval processes and the subsequent integration through the alignment of policies, processes and systems to ensure maximum benefit is delivered.

Key risk indicators

Achievement of synergies

Compliance with our policies and standards

Changes since last report

Included in the principal risks for the first time.

Electro-magnetic fields related health risks

Risk owner: Joakim Reiter

Risk movement: Stable

Risk category: Legal and regulatory

Link(s) to the strategic programmes:  Network leadership / Customer eXperience eXcellence

What is the risk?

Electromagnetic signals emitted by mobile devices and base stations may be found to pose health risks, with potential impacts including: changes to national legislation, a reduction in mobile phone usage or litigation.

What is the impact?

This is an unlikely risk; however, it would have a major impact on services used by our customers in all our markets — particularly in countries that have a very low tolerance for environmental and health related risks.

What is our target tolerance position?

Vodafone does not want to expose anyone to levels of EMF above those mandated by regulators.

We comply with national standards, where existing, and with our own EMF policy, based on international science guidelines. Our vision is to lead within the industry in responding to public concern about mobiles, masts and health.

How do we manage it?

Our Group EMF Board manages potential risks through cross sector initiatives and oversees a global programme to respond to public concern.

We monitor scientific developments and engage with relevant bodies to support the delivery and transparent communication of the scientific research agenda set by the World Health Organisation.

Key risk indicators

We monitor:

Scientific research

International standards and guidelines

Public perception

Compliance with EMF policies

Changes since last report

There are no material changes to the risk.

Long-Term Viability Statement

The UK Corporate Governance Code (“the Code”)

The Code requires the Directors to assess the prospects of the Group over a period significantly longer than 12 months and whether they have a reasonable expectation that the Company will be able to continue in operation and meet its liabilities as they fall due over the period of their assessment.

The review period

The Board has concluded that the most relevant time period for this assessment continues to be three years, as the period in which the principal risks (particularly those of an operational nature) are expected to develop, in what is a fairly dynamic industry sector with the potential impact from digital transformation a fast evolving risk. This time horizon is also supported by the business planning and forecasting cycle.

The Vodafone methodology

The Board carried out an assessment of the principal risks facing the Group that would threaten its business model, future performance, solvency or liquidity. The assessment starts with the available headroom as of 31 March 2018 and follows a three-stage approach to stress test it (as shown in the diagram).

Key assumptions

The plans and projections prepared as part of this forecasting cycle include the Group’s cash flows, committed and required funding and other key financial ratios. They were drawn up on the basis that debt refinance will be available in all plausible market conditions and that there will be no material changes to the business structure over the review period. The Group has also taken into account the liquidity implications of merger and acquisition activity not yet completed.  As of 31 March 2018, the Group had sources of liquidity (comprised mainly of cash and cash equivalents, and available facilities) of €18.9bn, excluding cash in the held for sale Indian subsidiary.

Viability statement

Having considered the principal risks facing the Group and their inherent uncertainty, as well as the likely effectiveness of the planned mitigating actions, the Directors deem that the process of stress-testing the Group’s prospects is reasonable and appropriate. The cash and facilities available to the Group as of 31 March 2018, along with options available to reduce cash outgoings, provide sufficient headroom, which remained positive in all scenarios tested. Therefore, the Directors confirm that they have a reasonable expectation that the Group remains in operation and is able to meet its liabilities as they fall due up to 31 March 2021.

RELATED PARTY TRANSACTIONS

The Group has a number of related parties including joint arrangements and associates, pension schemes and Directors and Executive Committee members (see note 12 “Investments in associates and joint arrangements”, note 25 “Post employment benefits” and note 23 “Directors and key management compensation” to the consolidated statements in the 2018 Annual Report).

Transactions with joint arrangements and associates

Related party transactions with the Group’s joint arrangements and associates primarily comprise fees for the use of products and services including network airtime and access charges, fees for the provision of network infrastructure and cash pooling arrangements.

No related party transactions have been entered into during the year which might reasonably affect any decisions made by the users of these consolidated financial statements except as disclosed below.

	2018	2017	2016
	€m	€m	€m
Sales of goods and services to associates	19	37	39
Purchase of goods and services from associates	1	90	118
Sales of goods and services to joint arrangements	194	19	21
Purchase of goods and services from joint arrangements	199	183	92
Net interest income receivable from joint arrangements [1]	120	87	92

Trade balances owed:
by associates	4	—	1
to associates	2	1	4
by joint arrangements	107	158	232
to joint arrangements	28	15	71
Other balances owed by joint arrangements[1]	1,328	1,209	108
Other balances owed to joint arrangements [1]	150	127	106

Note:

1                                           Amounts arise primarily through VodafoneZiggo, Vodafone Hutchison Australia and Cornerstone Telecommunications Infrastructure Limited. Interest is paid in line with market rates.

Dividends received from associates and joint ventures are disclosed in the consolidated statement of cash flows.

Transactions with Directors other than compensation

During the three years ended 31 March 2018, and as of 15 May 2018, no Director nor any other executive officer, nor any associate of any Director or any other executive officer, was indebted to the Company.

During the three years ended 31 March 2018 and as of 15 May 2018, the Company has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including Directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing or any relative of such spouse) had or was to have a direct or indirect material interest.

DIRECTORS’ RESPONSIBILITY STATEMENT

As set out above, this statement is repeated here solely for the purposes of complying with Disclosure Guidance and Transparency Rule 6.3.5. This statement relates to and is extracted from the 2018 Annual Report.

Responsibility is for the full 2018 Annual Report not the extracted information presented in this announcement and the final results announcement.

Each of the Directors, whose names and functions are listed on pages 48 and 49 confirm that, to the best of their knowledge:

•                  the consolidated financial statements, prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit of the Group;

•                  the parent company financial statements, prepared in accordance with United Kingdom generally accepted accounting practice, give a true and fair view of the assets, liabilities, financial position and profit of the Company; and

•                  the Strategic Report includes a fair review of the development and performance of the business and the position of the Group, together with a description and robust assessment of the principal risks and uncertainties that it faces.

The Directors are also responsible under section 172 of the Companies Act 2006 to promote the success of the Company for the benefit of its members as a whole and in doing so have regard for the needs of wider society and stakeholders, including customers, consistent with the Group’s core and sustainable business objectives. Having taken advice from the Audit and Risk Committee, the Board considers the report and accounts, taken as a whole, is fair, balanced and understandable and that it provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy.

Neither the Company nor the Directors accept any liability to any person in relation to the Annual Report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A and schedule 10A of the Financial Services and Markets Act 2000.

By Order of the Board

Rosemary Martin

Group General Counsel and Company Secretary

15 May 2018

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” on page 221 of the 2018 Annual Report. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 1, 2018	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary